Consent of Independent Registered Public Accounting Firm
The Employee Welfare Benefits Plan Committee
FMC Corporation Savings and Investment Plan:

We consent to the incorporation by reference in the registration statements (Nos. 333-235595, 333-219643, 333-64702, 333-62683, 333-36973, 333-24039, 333-18383, 333-69805, 333-69714, 333-111456, 333-172387, and 333-172388) on Form S-8 of FMC Corporation of our report dated June 12, 2020 with respect to the statement of net assets available for benefits of the FMC Corporation Savings and Investment Plan as of December 31, 2019, the related statement of changes in net assets available for benefits for the year then ended, and the related notes, which report appears in the December 31, 2020 annual report on Form 11-K of the FMC Corporation Savings and Investment Plan.

/s/KPMG LLP
Philadelphia, Pennsylvania
June 21, 2021